FORM 51-102F3

MATERIAL CHANGE REPORT


1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna") a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2. Date of Material Change

The material change occurred on August 8, 2007.


3. Press Release

On August 9, 2007, at approximately 5:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, United States US/1 Investor Research Wire and European Financial Markets networks. A copy of the press release is attached.


4. Summary of Material Change

On August 9, 2007, the Corporation issued a press release announcing its financial results for the three and six months ended June 30, 2007. In such press release, the Corporation announced that, based on its financial results for the six months ended June 30, 2007, its Board of Directors had declared a dividend in respect of the second quarter in the amount of US$0.36 per Class A Subordinate Voting Share and Class B Share, payable on September 14, 2007 to shareholders of record on August 31, 2007. The dividend amount represents an increase of US$0.12 per share from the US$0.24 amount paid as a dividend in respect of the first quarter. In making this determination, the Corporation's Board reconsidered and determined to rescind the dividend formula (the "Dividend Formula") described in the Corporation's press release dated April 2, 2007, which would have maintained a constant dividend amount in each of the first three quarters of each financial year based on the prior financial year's results, and provided for an adjustment in the fourth quarter to meet the 20% payout contemplated by the Dividend Formula. The Corporation also reconfirmed its intention to comply with the Dividend Policy contained in its Corporate Constitution.


5.	Full Description of Material Change

On August 9, 2007, the Corporation issued a press release announcing its financial results for the three and six months ended June 30, 2007. In such press release, the Corporation announced that, based on its financial results for the six months ended June 30, 2007, its Board of Directors had declared a dividend in respect of the second quarter in the amount of US$0.36 per Class A Subordinate Voting Share and Class B Share, payable on September 14, 2007 to shareholders of record on August 31, 2007. The dividend amount represents an increase of US$0.12 per share from the US$0.24 amount paid as a dividend in respect of the first quarter.


In making this determination, the Corporation's Board reconsidered and deter-mined to rescind the Dividend Formula described in the Corporation's press release dated April 2,2007, which would have maintained a constant dividend amount in each of the first three quarters of each financial year based on the prior financial year's results, and provided for an adjustment in the fourth quarter to meet the 20% payout contemplated by the Dividend Formula.
The Dividend Formula was first applied in respect of the first quarter of 2007.

The Corporation's Board reconfirmed its intention to comply with the Dividend Policy contained in the Corporation's Corporate Constitution and reserved the right to further modify the dividend at any time and for any reason, subject to the requirements of the Corporation's Corporate Constitution, particularly in response to financial, operating or other relevant circumstances. The Dividend Policy in the Corporation's Corporate Constitution entitles the Corporation's Class A Subordinate Voting and Class B shareholders to dividends equal to, in aggregate in respect of a financial year: (a) at least 10% of the Corporation's After-Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, at least 20% of the Corporation's After-Tax Profits for that year and the two immediately preceding years. The Corporation has complied with this requirement since 1992 and confirmed that it intends to continue to fully comply with this requirement.


6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.


8. Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 14th day of August, 2007.


PRESS RELEASE

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7173

MAGNA ANNOUNCES SECOND QUARTER AND YEAR TO DATE RESULTS

August 9, 2007 - Magna International Inc. (TSX: MG.A, MG.B;
NYSE: MGA) today reported financial results for the second quarter and six months ended June 30, 2007.

    <<
    -------------------------------------------------------------------------
                                   THREE MONTHS ENDED     SIX MONTHS ENDED
                                         JUNE 30,               JUNE 30,
                                  --------------------  ---------------------
                                       2007       2006       2007       2006
                                       ----       ----       ----       ----
    Sales                         $   6,731  $   6,369  $  13,154  $  12,388
    Operating income              $     377  $     286  $     682  $     595
    Net income                    $     262  $     193  $     480  $     405
    Diluted earnings per share    $    2.35  $    1.75  $    4.32  $    3.66
    -------------------------------------------------------------------------
            All results are reported in millions of U.S. dollars,
                          except per share figures.
    -------------------------------------------------------------------------
    >>

    THREE MONTHS ENDED JUNE 30, 2007
    --------------------------------
    We posted sales of $6.7 billion for the second quarter ended June 30, 2007, an increase of 6% over the second quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales offset in part by reductions in our complete vehicle assembly sales and our tooling, engineering and other sales.
    During the second quarter of 2007, our North American and European average dollar content per vehicle increased 7% and 19% respectively, over the second quarter of 2006. During the second quarter of 2007, North American vehicle production declined 2% while European vehicle production increased 1%, each compared to the second quarter of 2006.
    Complete vehicle assembly sales decreased 1% to $1.064 billion for the second quarter of 2007 compared to $1.075 billion for the second quarter of 2006, while complete vehicle assembly volumes declined 12% compared to the second quarter of 2006.
    Our operating income was $377 million for the second quarter ended
June 30, 2007 compared to $286 million for the second quarter ended June 30, 2006, and we earned net income for the second quarter of 2007 of $262 million compared to $193 million for the second quarter of 2006.
    Diluted earnings per share were $2.35 for the second quarter ended
June 30, 2007 compared to $1.75 for the second quarter ended June 30, 2006.
    During the second quarter ended June 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $522 million, and invested $240 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2007 were $147 million, including $137 million in fixed asset additions and a $10 million increase in investments and other assets.

    SIX MONTHS ENDED JUNE 30, 2007
    ------------------------------
    We posted sales of $13.2 billion for the six months ended June 30, 2007, an increase of 6% over the six months ended June 30, 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales and complete vehicle assembly sales, offset in part by reductions in tooling, engineering and other sales.
    During the six months ended June 30, 2007, North American and European average dollar content per vehicle increased 8% and 17%, respectively, each over the comparable six-month period in 2006. During the six months ended
June 30, 2007, North American vehicle production declined 5% while European vehicle production increased 3%, each in comparison to the six months ended June 30, 2006.
    Complete vehicle assembly sales increased 3% to $2.168 billion for the six months ended June 30, 2007 compared to $2.115 billion for the six months ended June 30, 2006, while complete vehicle assembly volumes declined 8% compared to the first six months of 2006.
    Our operating income was $682 million for the six months ended June 30, 2007 compared to $595 million for the six months ended June 30, 2006, and we earned net income of $480 million for the first six months of 2007 compared to $405 million for the first six months of 2006.
    Diluted earnings per share were $4.32 for the six months ended June 30, 2007 compared to $3.66 for the six months ended June 30, 2006.
    During the six months ended June 30, 2007, we generated cash from operations before changes in non-cash operating assets and liabilities of $958 million, and invested $411 million in non-cash operating assets and liabilities. Total investment activities for the first six months of 2007 were $338 million, including $262 million in fixed asset additions, $46 million to purchase subsidiaries, and a $30 million increase in investments and other assets.
    A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2007 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    2007 OUTLOOK
    ------------
    For the full year 2007, we expect consolidated sales to be between $24.3 billion and $25.6 billion, based on full year 2007 light vehicle production volumes of approximately 15.2 million units in North America and approximately 15.7 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $820 and $850 in North America and between $400 and $425 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.7 billion and $4.0 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $800 million to $850 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

    OTHER MATTERS
    -------------
    Our Dividend Policy in our Corporate Constitution entitles Magna Class A Subordinate Voting and Class B shareholders to dividends equal to, in aggregate in respect of a financial year: (a) at least 10% of Magna's After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, at least 20% of Magna's After Tax Profits for that year and the two immediately preceding years. Magna has complied with this requirement since 1992 and intends to continue to fully comply with this requirement.
    Based on our financial results for the six months ended June 30, 2007, our Board of Directors yesterday declared a quarterly dividend of U.S.
$0.36 per share with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2007. The dividend is payable on September 14, 2007 to shareholders of record on August 31, 2007.
    In making this determination, the Board reconsidered and determined to rescind the dividend formula described in our press release dated April 2, 2007, which would have maintained a constant dividend amount in each of the first three quarters based on the prior year's results, and provided for an adjustment in the fourth quarter to meet the 20% payout contemplated by that formula. The Board reserves the right to further modify the dividend at any time and for any reason, subject to the requirements of the Corporate Constitution, particularly in response to financial, operating or other relevant circumstances.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 236 manufacturing operations and 63 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Thursday, August 9, 2007 at 8:00 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-379-4140. The number for overseas callers is 1-416-620-5690. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines; the conditions precedent to completion of the Arrangement may not be satisfied or, if satisfied, the timing of such satisfaction may be delayed; and the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, the delay of the completion of the Arrangement or failure to complete the Arrangement for any other reason. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------

For further information: Louis Tonelli, Vice-President, Investor
Relations at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103.